UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of        May, 2004

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: May 28, 2004                        By: ____"Sandra J. Hall"____ ______
                    Sandra J. Hall,
                    President, Secretary & Director

News Release

EnerNorth Reports 3 rd Quarter Results

Toronto, Canada – May 28, 2004 – EnerNorth Industries Inc. (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has issued un audited consolidated financial statements for the nine-month period ending March 31, 2004 expressed in Canadian dollars. These statements reflect the activities of EnerNorth and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas Division:

-    consolidated revenues of $24.6 million for the nine-month period ended March 31, 2004 ($18.0 million -2003);

-    consolidated gross profits of $3.2 million for the nine-month period ended March 31, 2004 ($2.4 million - 2003);

-    consolidated net loss of $2.9 million for the nine-month period ended March 31, 2004 ($1.0 million - 2003); and

-    consolidated basic net loss per share of $0.72 for the nine-month period ended March 31, 2004 ($0.24 - 2003).

EnerNorth’s consolidated revenues increased 36.7% to $24.6 million for the nine-month period ending March 31, 2004 from $18.0 million reported during the same period the previous year. The increased revenues were primarily derived from the Company's Industrial & Offshore Division.

EnerNorth’s consolidated gross profit for the nine-month period ending March 31, 2004 increased 33.3% to $3.2 million compared to $2.4 million in 2003. The increase in gross profit was primarily driven by increased revenue from the Company’s Industrial & Offshore Division.

EnerNorth’s consolidated administrative expenses of $4.1 million for the nine-month period ending March 31, 2004, was 24% higher than administrative expenses of $3.3 million the previous year. The increase was primarily derived from increased professional fees of $0.3 million caused by litigation, foreign exchange losses of $0.1 million primarily caused by an unrealized loss from the Company’s investment in KEOPL and increased insurance and accounting fees caused by the increased operations of the Industrial & Offshore Division. Also, during the nine-month period ended March 31, 2004, the Company accrued a provision for a litigation claim of $2.2 million.

As a result of the foregoing, consolidated loss from operations for the nine-month period ending March 31, 2004 was $2.9 million, $1.9 million more than the $1.0 million during the prior period. Net loss per share was $0.72 for the nine-month period ending March 31, 2004 versus net loss per share of $0.24 for the previous nine-month period.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com